UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 9

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ZOOMCAR HOLDINGS, INC.

(Name of Subject Company and Filing Person (Issuer))

Common Stock Purchase Warrants

2026 Common Stock Purchase Warrants

Series A Common Stock Purchase Warrants

Series B Common Stock Purchase Warrants

Pre-Funded Warrants to Purchase Common Stock

Bridge Placement Agent Common Stock Purchase Warrants

Placement Agent Common Stock Purchase Warrants

Series A Placement Agent Warrants

N/A
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Deepankar Tiwari

Anjaneya Techno Park, No.147, 1st Floor
Kodihalli, Bangalore, India 560008

+91 8048821871

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Morris C. Zarif, Esq.

Zarif Law Group P.C.

808 Springwood Avenue, Suite 110

Asbury Park, NJ 07711

(732) 755-0146

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

(Amendment No. 9)

This Amendment No. 9 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended by Amendment No. 1 filed on January 27, 2026, Amendment No. 2 filed on February 2, 2026, Amendment No. 3 filed on March 2, 2026, Amendment No. 4 filed on March 18, 2026, Amendment No. 5 filed on April 15, 2026, Amendment No. 6 filed on May 12, 2026, Amendment No. 7 filed on May 20, 2026, and Amendment No. 8 filed on June 25, 2026, collectively, the “Schedule TO”), initially filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on January 23, 2026, by Zoomcar Holdings, Inc., a Delaware corporation (the “Company,” “Zoomcar,” “we,” “us,” or “our”).

This Amendment No. 9 is being filed to extend the Expiration Date of the Offer to Exchange by twenty-one (21) additional days, such that the Offer to Exchange will now expire at 5:00 p.m., Eastern Time, on August 14, 2026 (the “Expiration Date”), unless further extended by the Company.

The Company is extending the Expiration Date to provide additional time for holders of Existing Warrants to consider, and to participate in, the Offer to Exchange, and for the satisfaction of the conditions to the Offer to Exchange, including stockholder approval of an increase in the Company’s authorized shares of common stock.

Warrants previously tendered and not validly withdrawn remain validly tendered and do not need to be re-tendered. Holders who have not yet tendered, and holders who previously withdrew their tendered Warrants, may still participate in the Offer to Exchange by following the procedures described in the Schedule TO and the related Offer Materials. Tendered Warrants may be withdrawn at any time prior to the Expiration Date in accordance with the procedures described in the Schedule TO and the related Offer Materials.

Except as specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. All capitalized terms used in this Amendment but not otherwise defined herein have the respective meanings ascribed to them in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; Additional Information.

Items 1, 4 and 11 of the Schedule TO, and the disclosures incorporated therein by reference from the Offer to Exchange, are hereby amended and supplemented to reflect that the Expiration Date of the Offer to Exchange has been extended from 5:00 p.m., Eastern Time, on July 24, 2026 to 5:00 p.m., Eastern Time, on August 14, 2026, unless further extended by the Company. All references in the Schedule TO and the Offer Materials to the Expiration Date being July 24, 2026 are hereby amended to refer to August 14, 2026.

As of the date of this Amendment, based on information provided by the Exchange Agent, the Company has been advised that, since the commencement of the Offer to Exchange, no Existing Warrants have been validly tendered and not withdrawn.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description
(a)(1)(P)*	Press Release announcing extension of the Offer to Exchange, dated July 23, 2026.
107**	Filing Fee Table.

*	Filed herewith.

**	Previously filed.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZOOMCAR HOLDINGS, INC.

Date: July 23, 2026

By:	/s/ Deepankar Tiwari
Name:	Deepankar Tiwari
Title:	Chief Executive Officer

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